UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-30777

PACIFIC MERCANTILE BANCORP
(Exact name of registrant as specified in its charter)

949 South Coast Drive
Costa Mesa, California 92626
(714) 438-2500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.*

*
Pursuant to the Agreement and Plan of Merger, dated as of March 22, 2021, by and between Pacific Mercantile Bancorp and Banc of California, Inc., Pacific Mercantile Bancorp merged with and into Banc of California, Inc. on October 18, 2021, at which time the separate corporate existence of Pacific Mercantile Bancorp ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Banc of California, Inc., as successor in interest by merger to Pacific Mercantile Bancorp, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

BANC OF CALIFORNIA, INC. (as successor by merger to Pacific Mercantile Bancorp)

Dated:	October 29, 2021	By:	/s/ Ido Dotan
Name: Ido Dotan
Title: Executive Vice President, General Counsel and Corporate Secretary

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